UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hormel Foods Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

440452-10-0

CUSIP Number

October 29, 2006 (Fiscal year-end - annual filing)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 440452-10-0

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Hormel Foundation 41-0694716

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

		5.	SOLE VOTING POWER
	NUMBER OF		63,767,042
SHARES
	BENEFICIALLY	6.	SHARED VOTING POWER
	OWNED BY		None
EACH
	REPORTING	7.	SOLE DISPOSITIVE POWER
	PERSON		63,767,042
WITH
		8.	SHARED DISPOSITIVE POWER
None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,767,042

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
46.43

12.	TYPE OF REPORTING PERSON*
CO

Item 1	(a)	Name of Issuer:
Hormel Foods Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:
1 Hormel Place, Austin, Minnesota 55912-3680

Item 2	(a)	Name of Person Filing:
The Hormel Foundation

Item 2	(b)	Address of Principal Business Office, or, if
none, Residence:
301 North Main Street Austin, Minnesota
55912-3498

Item 2	(c)	Citizenship:
Minnesota

Item 2	(d)	Title of Class of Securities :
Common Stock

Item 2	(e)	CUSIP Number:
440452-10-0

Item 3.		If this statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b)
Not applicable

Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:
63,767,042

(b) Percent of Class:
46.43%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
63,767,042

(ii) shared power to vote or to direct the vote
—

(iii) sole power to dispose or to direct the disposition of
63,767,042

(iv) shared power to dispose or to direct the disposition of
—

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Hormel Foundation is a charitable foundation incorporated in 1941; amended and restated July 28, 1980.  Its assets include common stock of the issuer which it has sole power to vote and the sole power of disposition. Some of such common stock is held in the capacity as trustee of various trusts for which other persons have the right to receive dividends.  Each other person having the right to receive dividends on such common stock constituting more than five percent of the outstanding common stock of the Issuer are the following:

Jamie Renee Hormel Thomas D. Hormel Rampa Robinson Hormel James C. Hormel

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2007

THE HORMEL FOUNDATION

/s/J. A. ANFINSON
Signature

J. A. ANFINSON, Treasurer
Name/Title